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                                                                     Exhibit 8.1


August 13, 1998

Simon DeBartolo Group, Inc.
115 West Washington Street
Indianapolis, Indiana 46204

Re:     Registration Statement on Form S-4
        File Nos.

Ladies and Gentlemen:

We have acted as your counsel in connection with the proposed merger (the 'Merger') of a subsidiary of Corporate Property Investors, Inc., a Delaware corporation ('CPI'), with and into Simon DeBartolo Group, Inc., a Maryland corporation ('SDG'), pursuant to an Agreement and Plan of Merger (the 'Agreement'), dated as of February 18, 1998 by and among SDG, CPI, and Corporate Realty Consultants, Inc., a Delaware corporation ('CRC'). In that connection we have participated in the preparation of a Registration Statement on Form S-4 (the 'Registration Statement'), including a Proxy Statement/Prospectus (the 'Proxy Statement'), under the Securities Act of 1933, as amended. In particular, we have prepared the sections entitled 'THE MERGER AGREEMENT AND RELATED MATTERS-Federal Income Tax Consequences to Holders of SDG Equity Stock' and 'THE MERGER AGREEMENT AND RELATED MATTERS-Federal Income Tax Considerations Relating to the Simon Group' contained in the Proxy Statement. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Proxy Statement.

We have examined the Agreement, the Proxy Statement, representation letters received from CPI and SDG and such other documents and records as we have deemed necessary or appropriate for purposes of this opinion. To the extent that we have examined and relied upon original documents or copies thereof in rendering this opinion, we have assumed and relied upon (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to authentic original documents of all documents submitted to us as copies, (iii) the genuineness of all signatures and (iv) that all obligations imposed by the relevant documents on the parties thereto have been or will be performed or satisfied in accordance with their terms. We have also assumed (i) that the Voting Preferred Amendment will be adopted
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Simon DeBartolo Group, Inc.
August 13, 1998
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prior to consummation of the Merger, (ii) the Merger will be consummated in the manner contemplated in the Proxy Statement and in accordance with the terms of the Agreement and CPI and SDG will at all times be organized and operated in accordance with the terms of their respective organizational documents, (iii) the factual statements concerning the Merger set forth in the Proxy Statement are accurate and complete and (iv) the factual representations made to us by CPI and SDG in their respective representation letters to us are accurate and complete and that any representation or statement made as a belief or made 'to the knowledge of' or similarly qualified is correct and accurate without such qualification.

Our opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), regulations under the Code, judicial authority and current administrative rulings and practice, all as of the date of this letter, and all of which may change at any time.

Based on the foregoing, it is our opinion that the Merger will be treated for United States federal income tax purposes as a 'reorganization' within the meaning of Section 368(a) of the Code.

Assuming the Merger qualifies as a tax-free reorganization, the material federal income tax consequences of the Merger will be as follows:

          (i) Subject to the discussion in (vii) below, and except as described in (ii) below, the exchange in the Merger of SDG Equity Stock for Simon Group Equity Stock will not result in the recognition of gain or loss to SDG stockholders with respect to such exchange.

          (ii) Each SDG stockholder who receives cash proceeds in lieu of Fractional Shares will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to such stockholder's Fractional Share interests. Each dissenting stockholder who receives cash proceeds for the shares not voted in favor of the Merger will recognize a taxable gain or loss equal to the difference between such proceeds and the tax basis allocated to such shares. Any such gain or loss recognized as described in this paragraph will constitute capital gain or loss if such stockholder's shares of SDG Equity Stock were held as a capital asset at the Effective Time.
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Simon DeBartolo Group, Inc.
August 13, 1998
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          (iii) The tax basis of the shares of Simon Group Equity Stock
     (including fractional share interests for which cash is ultimately received) received by a SDG stockholder will be equal to the tax basis of the shares of SDG Equity Stock exchanged therefor, decreased by the amount of cash received by such stockholder, and increased by the amount of gain (if any) recognized by such stockholder in the Merger.

          (iv) A stockholder's holding period with respect to the Simon Group Equity Stock received in the Merger will include the holding period of the SDG Equity Stock exchanged in the Merger if such SDG Equity Stock was held as a capital asset at the Effective Time.

          (v) The aggregate tax basis of the beneficial interests in CRC Common Stock received by a SDG stockholder will equal the fair market value of such beneficial interests as of the Effective Time. The holding period for such beneficial interests received by a stockholder will begin on the day it is distributed.

          (vi) No gain or loss will be recognized by SDG, the subsidiary of CPI formed to merge with SDG, or CPI as a result of the Merger.

          (vii) The treatment of the receipt of beneficial interests in CRC Common Stock is not completely clear. Willkie Farr & Gallagher is of the opinion that the receipt of such beneficial interests should be treated as a distribution from SDG governed by Section 301 of the Code, and not as 'boot' or 'other property' received in the reorganization. If the IRS were to successfully contend that such beneficial interests are properly treated as 'boot' or 'other property,' SDG stockholders would recognize gain, but not loss, on the exchange of shares of SDG Equity Stock for Paired Shares pursuant to the Merger in an amount equal to the lesser of (a) the fair market value of the beneficial interests in the CRC Common Stock, as of the Effective Time, that they receive, or (b) the amount by which the fair market value of the Paired Shares as of the Effective Time, exceeds the stockholder's adjusted tax basis in the SDG Equity Stock exchanged therefor. Any such gain would be characterized as capital gain (assuming the SDG Equity Stock exchanged was a capital asset in the hands of the stockholder) unless the boot received has the effect of the distribution of a dividend.
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Simon DeBartolo Group, Inc.
August 13, 1998
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In addition, based on the foregoing, it is our opinion that the above-
referenced sections of the Proxy Statement accurately describe the material U.S. federal income tax considerations applicable to holders of SDG Equity Stock and Simon Group.

We hereby consent to the use of this opinion as Exhibit 8.1 to the Registration Statement and related Proxy Statement filed with the Securities and Exchange Commission and to the reference to us under the caption 'THE MERGER AGREEMENT AND RELATED MATTERS-Federal Income Tax Consequences to Holders of SDG Equity Stock' and 'LEGAL MATTERS' therein.

Very truly yours,


/s/ Willkie Farr & Gallagher